INVEST IN **GOAL FIVE**

World-class sports apparel for women, by women.



goalfive.com San Francisco CA

LEAD INVESTOR

Hugo Chardon

According to the World Economic Forum, "Diversity and inclusion in sport increases it societal value". Goal Five is the sports brand that puts females first. The premium quality of the products, the fit and the design are at the core of everything Goal Five does. The products have an average of 5-star rating and see a lot of repeat customers. Led by an extraordinary and passionate team I believe that Goal Five will become the go-to brand for female athletes. It's time to make meaningful changes in the Sport industry!

Invested $18,000 this round

Highlights

1. Average 4.5x net sales growth YoY from 2019 to 2021
2. Our customers love Goal Five gear - 91% retention rate in Q4 2021
3. We're a leader in the growing women's sports apparel market, expected to reach $200B by 2025
4. Consistent sell-through within 3 weeks when dropping new styles + seasonal colors
5. Over 1000 five-star reviews across every performance style we've dropped

Our Team



Lindsey Jones Co-CEO

Former professional player. NCAA National Finalist & Collegiate Coach. Executive with 15+ years experience.

> We were tired of having to wear clothing made for men. We noticed girls were modifying their gear, especially their shorts. These issues, coupled with being fed up with gender inequalities in soccer, inspired us to design gear made specifically for the female athlete body, and launch a dedicated sports brand for her.



Ann Kletz Co-CEO

Collegiate soccer player. Social entrepreneur and executive with 25 years experience and a focus on building mission-driven companies.



Margaret Starrett Senior Director of Product Development/Production

Over 30 years experience in the apparel industry with start-ups like Goal Five and big brands like Columbia Sportswear.



Brie Dunbar VP of Product

Over 20 years of apparel merchandising, product management and apparel development experience. Former executive with Nike Global and Wilson Sporting Goods.

Pitch


GOAL ★ FIVE
THE SPORTS BRAND FOR HER


GOAL ★ FIVE
WE EXIST
TO CELEBRATE,
ELEVATE & INSPIRE
FEMALE ATHLETES'
GREATNESS
OUR NAME IS INSPIRED BY THE UNITED NATIONS
SUSTAINABLE DEVELOPMENT GOAL #5:
"Achieve equality and empower all
women and girls"
2


TIMING! TIMING! TIMING!
3

WOMEN'S SPORTS MARKET IS EXPLODING

- **PARTICIPATION:** Pre-Title IX, 1 in 38 girls played sports. Today 1 in 3 girls play sports.
- **MARKET DYNAMICS:** "The sports apparel market is expected to increase due to increase in Gen Z income, influence of social media, penetration of e-commerce, rise in health consciousness among people, upsurge in urbanization and shift towards comfortable fashion." –Global Sports Apparel Market Report, Businesswire, April 2021.
- **VIEWERSHIP & RISE OF FEMALE ATHLETE:** 2019 Women's World Cup reached a total audience of 1.12 Billion. NWSL and WNBA saw 475% and 68% increases respectively in viewership in 2020. Nike saw a 500% increase in their USWNT jersey in 2019. Female athletes have emerged as global icons, ambassadors, investors, and business entrepreneurs.
- **SOCIAL JUSTICE LEADERS:** USWNT Equal Pay trailblazers & WNBA social justice campaigns (WNBA Orange Hoodie becomes cultural item)
- **INVESTMENT:** Increased funding of leagues, stadiums, media, apparel/merch; Athletes Unlimited, NWSL/Angel City FC, Just Women's Sports, Dick's Sporting Goods


WHY WE'RE HERE
5

ORIGIN STORY

"We were tired of having to wear clothing made for men. We noticed girls were modifying their gear, especially their shorts. These issues, coupled with being fed up with gender inequalities in soccer, inspired us to design gear made specifically for the female athlete body, and launch a dedicated sports brand for her that is rooted in soccer."

— ANN KLEITZ, GOAL FIVE CEO/CO-FOUNDER


OUR PRODUCTS

SOLVING A MARKET NEED

HER PAIN POINTS

- **LIMITED PERFORMANCE GEAR:** Competition is focused on urban, lifestyle, and athleisure POV, even in their performance training product
- **DOESN'T FIT**: Superb fit and pattern making **designed for the athlete** has been lost in the shift to oversized or tight urban/city inspired workout clothing
- **INCONSISTENT QUALITY:** Low price, mediocre quality performance product is available en-masse, while premium product is too skewed to city aesthetic with ultra-high price points

GOAL FIVE SOLUTION

- **PERFORMANCE FOCUS:** Become premiere women's sports performance apparel brand
- **FIT:** Bringing back the craft of fit and pattern making designed specifically for the female athlete's body
- **PREMIUM QUALITY:** Curated fabrication, designed for functionality, always beautiful and always on trend, with achievable price points

HERO PRODUCT

SHORTS

- 4-way stretch fabrication allows for slim fit without compromising performance (secret sauce)
- Contoured fit for the female body, wider leg, wide and comfortable waistband
- We are building our company around our shorts/bottoms

"If you win with women on the bottom, you will win with women on the top"
Andi Owen, Former Global President of Banana Republic Goal Five Advisor/Investor



WOMEN'S ATHLETIC SHORT PRICE POINT HEAT MAP



$80
$70
$60
$50
$40
$30
$20
$10
7% +$70
3% $61-$70
13% $51-$60
3% $41-$50
30% $31-$40
43% <=$30
6% +$70
9% $61-$70
14% $51-$60
14% $41-$50
37% $31-$40
20% <=$30
5% +$70
13% $61-$70
17% $41-$50
40% $31-$40
25% <=$30
20% $51-$60
80% $41-$50
28% $68
71% $58
10% $61-$70
70% $51-$60
20% $49
33% $61-$70
67% $51-$60
adidas
ATHLETA
title nine



MARKET SIZE

WOMEN'S SPORTS APPAREL MARKET

$200B WOMEN'S SPORT APPAREL MARKET (PROJECTED BY 2025)

-Fusion Market Research; July 13, 2021



DISTRIBUTION

DISTRIBUTION

PREDOMINANTLY DTC BUT BUILDING AN OMNICHANNEL APPROACH



15%


WHOLESALE
85% DIRECT
TO CONSUMER
(GOALFIVE.COM)
14


COMPETITIVE LANDSCAPE
15


COMPETITIVE LANDSCAPE
SPORT/
PERFORMANCE
adidas
NIKE
ATHLETA
vuori
FITNESS/
ATHLEISURE/
URBAN
title nine
OUTDOOR ADVENTURE
16


OUR CONSUMER
17


OUR CONSUMER
★ TARGET CONSUMER IS 16-25 YOUNG WOMAN: Competitive athlete who lives in affluent suburbs and identifies as an athlete on and off the field
★ BUYER IS 30-50 WOMAN: Lifelong athlete who is active; a professional with disposable income who is buying for herself and her daughter
★ STRONG COMMUNITY OF EVANGELISTS: Two generations of Title IX women and girls who have played sports their whole life; social justice and mission oriented
★ THEY LOVE THE PRODUCT: Average 5-star ratings/product reviews on ALL styles, likely to recommend, multiple purchases of same product/different colors
18


TRACTION
19


THE EXCEL TRAINING SHORT
★★★★★
LOVE THEM
"I'm always on the lookout for 5" shorts for my job. I figured I'd give these a try and bought one pair. The fit is very flattering and extremely comfortable. More so than any other pair of shorts I've probably ever owned. I ordered 3 more pair. It's been a few months and they have not disappointed, even after a few washes and lots of wear and tear."
THE SHEVA TRAINING SHORT
THE ADVANCE TANK
★★★★★
FABRIC IS SO SOFT
"I have this top in 4 out of the 5 colors. I love the way the fabric feels; more comfortable than other brands' dri-fit. The style and cut is just right - not too tight and not too loose. I don't play soccer but this is my go-to top when I play tennis."
THE 99'ER BRA
★★★★★



4.6 to 5-STAR REVIEWS ACROSS EVERY STYLE:

WE DO NOT PAY FOR REVIEWS, NOR DO WE TAKE REVIEWS OFF OF OUR SITE

★★★★★

AWESOME!

"I've had challanges finding shorts that fit properly, don't ride up, and can withstand a tough workout... and these shorts do just that! Please don't stop making these shorts!"

FINALLY A SPORTS BRA I DON'T HATE!

"The quest seemed impossible - find a sports bra with integrated pads, one that didn't show cleavage when in downward facing dog, and one that didn't crush the chest. This bra met all my criteria!! I am so excited. No more struggling with the pads in the laundry, and no worries about too low of a cut. I love love love it!"

FANATICAL CUSTOMERS/COMMUNITY

"Over the years, I have conducted qualitative consumer research for many brands across different industries. Customers are very honest (often, critical). When I spoke to Goal Five customers, I was struck by their unanimous enthusiasm for the brand. No matter their age and across the board, Goal Five customers consistently expressed that Goal Five is their favorite sports brand (above Lululemon, Athleta and Nike) because Goal Five fits and feels the best while they train and play. They note that it's the only sports brand that's made specifically for them and sees them as the powerful athletes they are."

KINDRED CREATIVE GROUP

PERFORMANCE DURING COVID

- **2020 ANNUAL SALES:** 500% YOY growth. Hit our annual pro forma target
- **2020 RETENTION:** 91% repeat customer rate in Q4, proving demand for more frequent product drops
- **2021 ANNUAL SALES:** 150% YOY growth
- **REPEAT CUSTOMER RATE:** 25% avg 2020/YTD2021
- **RETURN RATE:** 9% avg 2020/YTD2021




OUR TEAM
24



ANN KLETZ
Co-Founder/Co-CEO
Harvard Varsity Soccer Player
Founded/led numerous women's sports ventures

KEELY WACHS
Co-Founder Goal Five
Marketing/Communications/CSR Executive

SHELLEY NOLDEN
Co-Head of Investor Rel. at Solar Capital Partners
Co-founder, GRYT Health, Former Invest. Banker, Lehman Brothers

ALLISON KELLY
CEO of ICA
Mission based venture executive

BOARD OF DIRECTORS /ADVISORS



JULIE FOUDY
2X World Cup Champion
Reporter and primary color commentator for ESPN

MIKE SMITH
COO
Co-Founder & General Partner at Footwork

ANDI OWEN
President & CEO of Herman Miller

LISA BOUGIE
Board of Directors, Eileen Fisher

DAVID RHOADS
CFO of Lenox Inc.

ANDREW NYSTROM
Special Projects at Oura
Former Nike and Red Bull marketing executive

LAURIE HALL
Legal Advisor
Founder of Synthesis Law, Former Senior Corporate Counsel at The Wine Group, Partner at Duane Morris LLP

LEADERSHIP TEAM



ANN KLETZ
Co-Founder/Co-CEO
Harvard Varsity Soccer Player
Founded/led numerous women's sports ventures

CATHY LANGRIDGE
CFO Advisor
CFO with 30+ years of experience in CPG companies such as Levi's, Stitch Fix and Sephora

AMY KLEE
Senior Apparel Designer
Designed the Women's World Cup uniform for Nike in 2003

LINDSEY JONES
Co-CEO/Director of Marketing
Former professional player (WUSA), NCAA National Finalist & Collegiate Coach

MIMI STARRETT
Senior Director of PD & Production
Has worked for small and large brands for 30 years in the apparel industry

BRIE DUNBAR
VP of Product
Former Senior Product Manager for Nike Global and Wilson Tennis Apparel


MISSION



MISSION-DRIVEN

A WOMEN-LED COMPANY

We lead and live by our Mission: Achieve equality and empower all women & girls:

- Company led "by women, for women"
- Female Co-Founder/CEO
- 63% female advisors
- 67% female board members
- 92% female staff
- 50% female investors

SOCIAL IMPACT—GIVING BACK

We partner with non-profits that empower girls through sports. You Buy, We Give, She Thrives:

MOVING THE GOALPOSTS KENYA

SOCCER WITHOUT BORDERS USA

ENVIRONMENTAL SUSTAINABILITY

We are committed to environmental sustainability and plan to:

- Introduce sustainable packaging
- Source fabric from recycled materials
- Partner with Fair Trade Certified manufacturers


THE FUTURE
29

UP NEXT: 2022

- **EVOLVE OUR PRODUCT:** Grow the business around our hero product/shorts; expand our SKU count to increase AOV; introduce inclusive sizing
- **BUILD THE BRAND & COMMUNITY W/ DIGITAL FIRST MARKETING APPROACH:** Launch influencer/ambassador program, enhance brand and digital marketing, and build strategic partnerships
- **DATA-DRIVEN APPROACH TO ENHANCE CONSUMER EXPERIENCE:** Enhance customer database to optimize experience, drive efficient marketing and grow community
- **FULFILL OUR COMMITMENT TO OUR MISSION:** Execute on our three-prong approach including women's empowerment, social impact and environmental sustainability
- **MULTICHANNEL SALES & MARKETING:** Launch wholesale distribution channel with select/brand enhancing retailers, and test/learn on Amazon

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases "guidance," "believe," "expect," "anticipate," "estimates," "forecast" and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances, such as statements about our guidance and outlook, our business plans, our strategies, our expectations about certain markets and our liquidity are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These statements speak only as of the date of this presentation and we do not undertake any obligation to update or revise any forward-looking statements because of new information, future events or otherwise.


LET'S MAKE HISTORY
33